[redacted]

09057041

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lifemark Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 West Metro Park
(No. and Street)

Rochester (City) New York (State) 14623 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Micciche 585-424-5672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daniel H. Kubiak, CPA
(Name – *if individual, state last, first, middle name*)

400 West Metro Park (Address) ROchester (City) New York (State) 14623 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 27 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Vincent Micciche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LifeMark Securities Corp., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA

DESIGNATION OF ACCOUNTANT

(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer Name: LifeMark Securities Corp.

Address: 400 West Metro Park
Rochester, NY 14623

Telephone: 585 424-5672

SEC Registration Number: 8-33478

FINRA Registration Number: 16204

(ii) Accounting Firm

Name: Daniel H. Kubiak

Address: 400 West Metro Park
Rochester, NY 14623

Telephone: 585 424-2430

Accountant's State Registration Number: 029543-1

(iii) Audit date covered by the Agreement:

12	31	2008
(Month)	(Day)	(Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending- ____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: ______________________

Name: Vincent Micciche

(By Firm's FINOP or President)

Title: FINOP

Date: 2/25/09

DANIEL H. KUBIAK, CPA
CERTIFIED PUBLIC ACCOUNTANT

400 WEST METRO PARK
ROCHESTER, NEW YORK 14623

(585) 424-2430
FAX (585) 292-0491
E-MAIL: dan@kubiaktax.com

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Shareholders
LifeMark Securities Corp.
400 West Metro Park
Rochester, NY 14623

I have audited the balance sheets of LIFEMARK SECURITIES CORP. (an S Corporation) as of December 31, 2008, and 2007, and the related statements of operations and undistributed earnings, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain assurance about whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures on the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LifeMark Securities Corp. (an S Corporation) as of December 31, 2008, and 2007, and statement of operations and undistributed earnings, and cash flows for the years then ended, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

The company is exempt from SEC Rule 15c3-3 because it does not hold customer securities.

During my examination, no material inadequacies were found.

My audited computation of the net capital of LifeMark Securities Corp. (an S Corporation) agrees with the computation as presented in the Focus Report IIA.

Daniel H Kubiak, CPA

Daniel H Kubiak, C.P.A.

February 20, 2009

LIFEMARK SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
Cash, including $191,817 and $189,935 in interest-bearing accounts in 2008 and 2007, respectively	$ 387,939	$ 388,846
Commissions receivable	374,832	544,508
Accounts receivable	25,198	19,199
Prepaid expenses and deposits	25,000	25,000
Furniture and fixtures (Notes 1 and 2)	23,764	33,686
Total assets	$ 836,733	$ 1,011,239

LIABILITIES AND SHAREHOLDERS' EQUITY

	2008	2007
Current liabilities:		
Accounts payable	$ 278,189	$ 260,640
Commissions payable	295,788	476,039
Accrued payroll	24,127	21,036
Total current liabilities	598,104	757,715
Shareholders' equity		
Capital stock - no par value; Authorized 1,000,000 shares issued and outstanding, 867 shares	20,000	20,000
Additional paid-in capital	453,633	453,633
Shareholders' undistributed (deficit)	(208,703)	(215,925)
	264,930	257,708
Less: Treasury stock, 132.1 shares in 2008 and 62.1 shares in 2007, at cost	(26,301)	(4,184)
Total shareholders' equity	238,629	253,524
Total liabilities and shareholders' equity	$ 836,733	$ 1,011,239

The accompanying notes are an integral part of the financial statement.

LIFEMARK SECURITIES CORP.
STATEMENT OF OPERATIONS AND SHAREHOLDERS' UNDISTRIBUTED EARNINGS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Commissions income	$ 5,446,139	$ 6,660,498
Interest and dividend income	1,882	6,537
Miscellaneous income and reimbursed expenses	9,694	31,911
Total income	5,457,715	6,698,946
Operating expenses:		
Commission expense	4,342,728	5,601,085
Officers' salaries	234,377	220,555
Salary expense	362,560	383,613
Payroll taxes and benefits	99,200	108,177
Registration, dues and subscriptions	26,081	38,552
Rent expense	41,088	37,681
Consulting fees	50,992	-0-
Utilities	5,429	5,789
Travel & meetings	52,774	47,115
Entertainment	18,951	12,198
Insurance expense	7,389	7,545
Officers life insurance	9,000	12,000
Office expense	57,308	67,946
Advertising and marketing expense	17,919	18,851
Telephone and networking expense	23,566	22,646
Repairs and maintenance	3,886	3,353
Postage expense	12,043	15,212
Depreciation	15,801	20,416
Professional services	32,205	22,112
Computer expense	28,849	47,571
Training	1,301	1,386
State filing fees	5,296	(903)
Contributions	1,750	1,680
Total operating expenses	5,450,493	6,694,580
Net income	7,222	4,366
Shareholders' undistributed (deficit) earnings - beginning	(215,925)	(220,291)
Shareholders' undistributed (deficit) - ending	$ (208,703)	$ (215,925)

The accompanying notes are an integral part of the financial statement.

LIFEMARK SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 7,222	$ 4,366
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	15,081	20,416
Decrease (increase) in commissions receivable	169,676	(378,715)
Decrease (increase) in accounts receivable and other assets	(5,999)	23,234
Increase (decrease) in accounts payable	17,549	78,875
Increase (decrease) in commissions payable	(180,251)	334,577
Increase (decrease) in accrued payroll	3,091	11,672
Total adjustments to net income	19,147	90,059
Cash provided (utilized) by operating activities:	26,369	94,425
Cash (utilized) by investing activities:		
Fixed assets purchased	(5,159)	
Purchase of Treasury stock	(22,117)	(7,544)
Total cash (utilized) by investing activities	(27,276)	(7,544)
Net (decrease) increase in cash	(907)	86,881
Cash at beginning of year	388,846	301,965
Cash at end of year	$ 387,939	$ 388,846

The accompanying notes are an integral part of the financial statement.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Revenue

The company operates in the securities industry under authority granted by the Securities and Exchange Commission. The company is primarily engaged in the sale of general securities and mutual funds. The company receives commissions generated by sales of these securities. Consequently, the company's revenue is affected by the economic conditions affecting customers in areas in which it conducts its operations. At the close of 2008, the company operated eight offices located in three states. The company is licensed to sell securities and/or insurance in forty-eight states.

B. Cash and Cash Equivalents

Cash consists of demand deposits in local banks, money market savings accounts and cash on hand. At times the company maintains balances in these accounts in excess of amounts covered by Federal Deposit Insurance.

C. Bad Debts

Bad debts are written off under the allowance method. For the years ending 2008 and 2007, it was determined that no allowance was required.

D. Fixed Assets

Property and equipment is stated at cost and is written off over the estimated useful life of the asset. Depreciation is computed using accelerated methods for book and tax purposes. Estimated useful lives are as follows:

Computers	5 years
Furniture and Fixtures	7 years

Expenditures that materially increase the asset life are capitalized, while ordinary maintenance and repairs are charged to operations as incurred. When assets are sold or retired, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in earnings.

E. Income Taxes

The company has elected, in accordance with the provision of both Section 660 of the Tax Law of New York State and Subchapter S of Chapter One of the Internal Revenue Code, not to be subject to income taxes at the corporate level. As a result, the company's net income or loss is included in the taxable income of the shareholders.

2 - FURNITURE AND FIXTURES

Furniture and fixtures are stated at cost and consist of the following:

	2008	2007
Computers	$ 232,090	$ 227,410
Fixtures	27,142	25,944
	259,232	253,354
Less: Accumulated depreciation	(235,468)	(219,668)
	$ 23,764	$ 33,686

Depreciation expense charged to operations for the years ended December 31, 2008 and 2007 amounted to $15,801 and $20,416, respectively.

3 - RENT

Effective November 1, 2004, the company entered into a fifteen year lease agreement with a related party for new office space at a monthly rental of $3,117. The rent was increased to $3,389 in December, 2007. Total rent expense amounted to $41,088 in 2008 and $37,681 in 2007.

4 - RETIREMENT PLAN

The company established a SIMPLE IRA Plan for all employees. Under the terms of the Plan, employees may make a salary reduction contribution of up to $6,000 for any calendar year. For each year, the company may elect to make a matching contribution up to 3% of the employees' yearly compensation, not to exceed $6,000. The company made the election for 2008 and 2007 and the expense amounted to $15,460 in 2008 and $17,948 in 2007.

5 - TREASURY STOCK

During the year the company purchased 70.03 shares of company stock from its shareholders for $22,117. This increased the company's treasury shares to 132.1 at a cost of $26,301.

6 - NET CAPITAL COMPUTATION

Pursuant to SEC rule 15c3-1, the "Net Capital Rule", the company has the following information:

	2008	2007
Total assets	$ 836,733	$ 1,011,239
Less: Total liabilities	598,104	757,715
Net worth	238,629	253,524
Plus: Subordinated indebtedness	-0-	-0-
Adjusted net worth	238,629	253,524
Less: Non-liquid assets, net	120,578	107,029
Tentative net capital	118,051	146,495
Less: Haircuts	-0-	-0-
Net capital	$ 118,051	$ 146,495
Required net capital	$ 39,873	$ 50,514

7 - SUBORDINATED CLAIMS

For the period ended December 31, 2008, the company had no subordinated claims.